Exhibit 99.5



                       MINUTES OF EXECUTIVE BOARD MEETING
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DATE, PLACE AND TIME: December 21, 2004, at 4.30pm, at Rua Lauro Muller, n.116
- 40th floor, in the City of Rio de Janeiro - RJ.


QUORUM:
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Regularly invited, the following members of the Executive Board attended the meeting: CARLOS AUGUSTO LIRA AGUIAR, President, JOAO FELIPE CARSALADE, WALTER LIDIO NUNES and ISAC ROFFE ZAGURY.

CHAIR:
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The Chair of the Meeting was taken over by Mr. CARLOS AUGUSTO LIRA AGUIAR,
President of the Company, who invited Mr. JOSE LUIZ BRAGA, General Counsel of the Company, to act as Secretary.


DELIBERATIONS SUMMARY:
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INTEREST ON SHAREHOLDERS EQUITY
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Exercising the powers granted by the Board of Directors of the Company, in accordance with the decision taken in the meeting held on June 9, 2004, the Executive Board approved the declaration and payment of Interest on Shareholders Equity by the Company in the total amount of R$28.500.000,00 (twenty eight million five hundred thousand reais), based on the profit of the fiscal year 2004 or accumulated profits and profit reserves, pursuant to and in accordance with the limits set forth in article 9 of Law 9.249/95. The Interest on Shareholders Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2004, as authorized by paragraph 7 of article 9 of Law 9.249/95, and shall be declared and paid pursuant to the equity holdings on December 28, 2004. Each block of 1.000 (one thousand) common shares shall be entitled to the gross amount of R$26.18831675 and each block of 1.000 (one thousand) preferred shares of classes "A" and "B" shall be entitled to the gross amount of R$28.80714843. The payment of the Interest on Shareholders Equity shall be made as from January 11, 2005, without monthly correction. The amounts declared as Interest on Shareholders Equity subject to Income Tax Withheld, at the rate of 15%, resulting in a net amount of R$22.26006924 for each block of
1.000 (one thousand) common shares and net amount of R$24.48607617 for each block of 1.000 (one thousand) preferred shares of classes "A" and "B", except with respect to the shareholders that provide to the Company, by December 29, 2004, documentary evidence of their tax exemption. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent are subject to Income Tax Withheld, at a rate of 25%, under the prevailing legislation. The shares of the Company shall be traded "ex-Interest on Shareholders Equity" as from December 29,2004.



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CLOSING:
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The resolutions were taken by unanimous approval from the attending Officers.
Since there was no further business, the Meeting was closed with the drawing up of these Minutes that are signed by those present.

                       Rio de Janeiro, December 21, 2004.



                           CARLOS AUGUSTO LIRA AGUIAR
                Chair of the Meeting - Presidente of the Company




                                 JOSE LUIZ BRAGA
                                    Secretary




                              JOAO FELIPE CARSALADE



                               WALTER LIDIO NUNES



                                ISAC ROFFE ZAGURY









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